Filed by IAC/InterActiveCorp

Pursuant to Rule 425

Under the Securities Act of 1933

Deemed filed pursuant to Rule 14a-12

Under the Securities Exchange Act of 1934

Commission File No. 000-026521

To: All IAC Travel Employees Worldwide
Sent: Friday, May 6, 2005
From: Dara Khosrowshahi
Subject line: Travel-May 2005

May 2005

I had been saving my monthly email for the earnings release.  We had a good quarter and we should all be happy about that.  But its only one quarter, and we certainly have a long way to go.  Just as we shouldn’t be running around in the hallways congratulating ourselves on a good quarter, we shouldn’t get down on ourselves if we ever have a weak quarter.   We are building our business for the long term . . .

One note about our numbers and Expedia Inc. going forward - you will see in the release numbers for “IAC Travel” and also “New Expedia.”  New Expedia represents what we will look like after the spin-off - we will have Tripadvisor in our operations going forward, but will no longer have Interval and TVTS inside - both of which will be inside “New IAC”.   That said, Revenue for New Expedia rose 17% vs q1 last year and Operating income before amortization was up 38%.

A part of the significant profit margin improvement that we have seen this particular quarter is the inclusion of TripAdvisor in our results.  Another reason is a shift of marketing spend relative to last year’s spend from q1 to q2.  This year we kept some of our powder dry in q1 relative to last year, and will spend marketing dollars deeper into the year, which we think is a smart strategy.  The practical effect will be that the q2 bottom line will look somewhat worse than the q1 bottom line.  But that’s just timing.  Mush it all together and will hopefully have a solid performance.

I’d like to thank everyone who got us off to a strong start this year.  Our published numbers are the result of a ton of effort from more people that I can name and I want to recognize that work.  I’d especially like to thank Steven McArthur and the Expedia North American team, who did a great job.  It’s still early, but I believe that we are just beginning to see the benefits of Expedia NA’s focus on execution and  Back to Basics strategy.

I’m incredibly excited to have our new EVP of Technology, Paul Onnen, officially starting next week.  I believe that we have the most talented technology group in the travel space, but the lack of top leadership on the Expedia side has taken its toll.  I would like to thank Bill Bliss again for his herculean efforts to see us through, and also thank our VPs for not only keeping it together, but in many ways improving our product and process - as a matter of fact our latest release, R19, was by all accounts very successful.

I spent a week this month with our European points of sale to review their operations and the state of our business there.  Dermot Halpin and his team have built a nicely profitable business and are growing their audience share effectively in what looks like a difficult retail environment in the UK.  Marc Ruff and his team have launched of our Expedia.fr and Expedia.it sites without a hitch, are managing Anyway.com, which is growing nicely again, and working effectively with the SNCF on our joint venture in France.    Anja Keckeisen and her team are driving great results at Expedia.de - the market is growing nicely and our packaging business is more than doubling.  David Roche and his team are effectively spreading the Hotels.com brand throughout Europe in a fast, light and cost efficient manner.  We are already in 19 countries  in Europe and over 30 worldwide.  I also spent a day at the European lodging offsite with Henrik Kjellberg and his team - we are growing so fast, and its always difficult to manage effectively through turbo-growth - but the quality of the people we have is great, and we have an incredibly supplier-friendly proposition to sell to our partners.  The challenges are many of the same that we have in the US, and there are just as many competitors - Lastminute, Travelocity, Ebookers/Octopus/Cendant, Opodo to name the pan-European players.  But our team is first rate, our operations are humming, and there is no question that we can be the winners if manage our businesses right.   Remember too that the European consumer leisure travel market is bigger than that of the US - it  is vital that we are the winners in both of these markets.

Our Employee Opinion Survey is underway, and we have an overall participation rate of 67% so far.   Pretty good, but we can do better.  If you haven’t already, please take the time to answer the survey;  this is your last chance, and your feedback is important to us.

We still have a ton of challenges in our business.  It ’s hugely competitive, and our competition is growing and strong.  Our supplier partners and our customers have alternatives - whether that’s direct web distribution or metasearch.  That makes it all the more important we stay on our game, focus on execution, focus on innovation, save money wherever we can, and become the very best multi-channel travel retailer in the world.  All that said, I think we are making progress and frankly I’m excited.  There is so much that we can do to improve our operations and our customer and supplier experience and we are just getting started.

Thanks again for the hard work and congrats to everyone for the good results.

Dara.